FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
June 15, 2016

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Ad-Hoc Notice

June 15, 2016

Dega Retail Holding Limited commences a Tender Offer on behalf, and at the instruction, of Mobile TeleSystems Public Joint Stock Company for the outstanding U.S.$750,000,000 8.625 per cent. Loan Participation Notes due 2020

Dega Retail Holding Limited (the “Offeror”) announces today an offer on behalf, and at the instruction, of Mobile TeleSystems Public Joint Stock Company (the “Company”) to the holders of the outstanding U.S.$750,000,000 8.625 per cent. Loan Participation Notes due 2020 (the “Notes”) issued by, but with limited recourse to, MTS International Funding Limited (the “Issuer”) for the sole purpose of financing a loan to the Company, to tender any and all of the outstanding Notes for purchase by the Offeror for cash (the “Tender Offer”). The Tender Offer shall be subject to the terms and conditions set out in the Tender Offer Memorandum dated 15 June 2016 (the “Tender Offer Memorandum”) prepared by the Offeror.

The purpose of the Tender Offer is to acquire a principal amount of the outstanding Notes on the terms and subject to the conditions set out in the Tender Offer Memorandum. The Notes purchased pursuant to the Tender Offer will be held by the Offeror for its own account.

Capitalised terms used in this announcement but not defined have the meanings given to them in the Tender Offer Memorandum.

The following sets forth the description of the Notes and the Purchase Price (as defined below).

Description of the Notes: U.S.$750,000,000 8.625% Loan Participation Notes due 2020 issued by, but with limited recourse to, MTS International Funding Limited for the sole purpose of financing a loan to Mobile TeleSystems Public Joint Stock Company.
ISIN/ Common Code: (Rule 144A) ISIN: US55377WAA62 / Common Code: 052029449 // (Regulation S) ISIN: XS0513723873 / Common Code: 051372387
Outstanding Principal Amount: U.S.$574,326,000(1)
Purchase Price:  U.S.$1,175.00 per U.S.$1,000 in principal amount of Notes

The Offeror will pay for Notes accepted by it for purchase pursuant to the Tender Offer at a fixed purchase price of U.S.$1,175.00 per U.S.$1,000 in principal amount of such Notes (the “Purchase Price”). The Offeror will also pay an amount in cash equal to interest accrued and unpaid on the Notes validly tendered for purchase by a Noteholder and accepted by the Offeror from (and including) the immediately preceding interest payment date for the Notes to (but excluding) the Payment Date on the Notes.

The Offeror is not under any obligation to accept any tender of Notes for purchase pursuant to the Tender Offer. Tenders of Notes for purchase may be rejected in the sole discretion of the Offeror for any reason, and the Offeror is not under any obligation to Noteholders to furnish any reason or justification for refusing to accept a tender of Notes for purchase.

The following sets forth the expected dates and times of the key events relating to the Tender Offer. The times and dates below are indicative only.

Commencement of the Tender Offer: 15 June 2016
Announcement of the Tender Offer. Tender Offer Memorandum and Notice of Guaranteed Delivery available from the Dealer Managers and the Information and Tender Agent (as defined below).

(1)  Notes that are currently held by the Company and/or its subsidiaries are not considered “outstanding”

Expiration Deadline: 5:00 p.m. (CET) on 23 June 2016
Final deadline for receipt of valid Tender Instructions by the Information and Tender Agent in order for Noteholders to be able to participate in the Tender Offer. This is also the deadline for Noteholders who have tendered Notes in the Tender Offer to be able to validly withdraw such Notes.

Announcement of Tender Offer Results and Pricing: On or about 24 June 2016
Announcement of whether the Offeror will accept valid tenders of Notes pursuant to the Tender Offer and, if so accepted, the aggregate principal amount of Notes accepted for purchase, Accrued Interest Amount (expressed as a percentage of the principal amount of the Notes) and the Payment Date.

Deadline for Delivery of Notes Tendered by Guaranteed Delivery Procedures: 5:00 p.m. (CET) on 27 June 2016
If any Noteholder desires to tender their Notes and (1) such Notes certificates are not immediately available or cannot be delivered to the Information and Tender Agent, (2) such Noteholder cannot comply with the procedure for book-entry transfer, or (3) such Noteholder cannot deliver the other required documents to the Information and Tender Agent by the Expiration Deadline, such Noteholder must tender their Notes according to the guaranteed delivery procedure described under “Procedures for Participating in the Tender Offer” in the Tender Offer Memorandum and deliver their Notes by 5:00 p.m. (CET) on 27 June 2016.

Expected Payment Date: On or before 28 June 2016
Expected Payment Date for Notes validly tendered and accepted for purchase by the Offeror.

The Offeror has retained J.P. Morgan Securities plc and VTB Capital plc to act as the Dealer Managers (the “Dealer Managers”) and Lucid Issuer Services Limited to act as the Information and Tender Agent (the “Information and Tender Agent”). Questions or requests for assistance  concerning  the  terms  of  the  Tender  Offer  should  be  directed  to  the  Dealer Managers at:

J.P. Morgan Securities plc

25 Bank Street

Canary Wharf

London E14 5JP

United Kingdom

For information by telephone: +44 20 7134 2468

Attention: Liability Management

E-mail: em_europe_lm@jpmorgan.com

VTB Capital plc

14 Cornhill

London EC3V 3ND

United Kingdom

For information by telephone: +44 20 3334 8029

Attention: Liability Management

Email: liability.management@vtbcapital.com

Questions or requests for assistance concerning the procedures of the Tender Offer or for additional copies of  the  Tender Offer Memorandum should be  directed to  Lucid Issuer Services Limited (Attention: Victor Parzyjagla) as the Information and Tender Agent in London Tel: +44 20 7704 0880; E-mail: mts@lucid-is.com.

Copies of the Tender Offer Memorandum and the Notice of Guaranteed Delivery are also available at the following web address:  http://library.lucid-is.com/mts

For further information, please contact:

Dega Retail Holding Limited

19 Waterfront Drive P.O. Box 3540

Road Town

Tortola

British Virgin Islands VG1110

For information by telephone: +7 495 223 20 25

Attention: Investor Relations

Email: ir@mts.ru

None of the Dealer Managers, the Information and Tender Agent, the Offeror or any director, officer, employee,  agent  or  affiliate  of  any  such  person,  makes  any  representation  or recommendation whatsoever regarding the Tender Offer, or any recommendation as to whether noteholders should tender Notes in the Offer.   This announcement is not an offer to purchase any Notes or a solicitation of an offer to sell any Notes.  The Tender Offer is being made solely by means of the Tender Offer Memorandum.

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Belgium

None of this announcement, the Tender Offer Memorandum or any other documents or materials relating to the Tender Offer have been submitted to or will be submitted for approval or recognition to the Financial Services and Markets Authority (Autorité des services et marchés financiers / Autoriteit financiële diensten en markten) and, accordingly, the Tender Offer may not be made in Belgium by way of a public offering, as defined in Articles 3, §1, 1° and 6, §1of the Belgian Law of 1 April 2007 on public takeover bids (the “Public Takeover Law”), as amended or replaced from time to time. Accordingly, the Tender Offer may not be advertised and the Tender Offer will not be extended, and none of this announcement, the Tender Offer Memorandum or any other documents or materials relating to the Tender Offer (including any memorandum, information circular, brochure or any similar documents) have been or shall be distributed or made available, directly or indirectly, to any individual or legal entity in Belgium other than:

(i)         qualified investors, as defined in Article 10 of the Belgian Law of 16 June 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets (the “Belgian Public Offer Law”);

(ii)        in relation to Notes with a denomination of at least €100,000;

and in any other circumstances set out Article 6, §§3-4 of the Public Takeover Law. Insofar as Belgium is concerned, the Tender Offer Memorandum has been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Tender Offer. Accordingly, the information contained in the Tender Offer Memorandum may not be used for any other purpose or disclosed to any other person in Belgium.

British Virgin Islands

Neither this announcement, the Tender Offer Memorandum nor any other documents or materials related to the Tender Offer is subject to or has been reviewed or approved by, or registered with, the Financial Services Commission of the British Virgin Islands and no statement to the contrary, explicit or implicit, is authorised to be made in this regard. Neither this announcement, the Tender Offer Memorandum nor any other documents or materials related to the Tender Offer may be sent or distributed to persons in the British Virgin Islands. However, the Tender Offer may be offered to business companies incorporated in the British Virgin Islands, provided that any such offering is made outside the British Virgin Islands or is otherwise permitted by British Virgin Islands legislation.

France

The Tender Offer is not being made, directly or indirectly, to the public in the Republic of France (“France”). None of this announcement, the Tender Offer Memorandum or any other document or material relating to a Tender Offer has been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés) with the exception of individuals acting for their own account, all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 of the French Code monétaire et financier, are eligible to participate in the Tender Offer.

None of this announcement, the Tender Offer Memorandum or any other such offering material has been and will be submitted for clearance to the Autorité des marchés financiers.

Italy

Neither the Tender Offer, this announcement, the Tender Offer Memorandum or any other documents or materials relating to the Tender Offer have been submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations.

The Tender Offer is being carried out in the Republic of Italy (“Italy”) as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4, of CONSOB Regulation No. 11971 of 14 May 1999, as amended (the “Issuer’s Regulation”).

Accordingly, the Tender Offer may not be advertised and the Tender Offer will not be addressed, and none of this announcement, the Tender Offer Memorandum or any other documents or materials relating to the Tender Offer (including any memorandum, information circular, brochure or any similar documents) have been or shall be distributed or made available, directly or indirectly, to any person in Italy other than to “qualified investors” (investitori qualificati), as defined pursuant to Article 100 of the Financial Services Act and Article 34-ter, paragraph 1, letter b) of the Issuer’s Regulation.

Noteholders or beneficial owners of the Notes may tender their Notes in the Tender Offer through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Tender Offer.

United Kingdom

The communication of this announcement, the Tender Offer Memorandum and any other documents or materials relating to the Tender Offer are not being made, and such documents and/or materials have not been approved, by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials is exempt from the restriction on financial promotions under section 21 of the FSMA on the basis that it is only directed at and may be communicated to (1) persons who have professional experience in matters relating to investments, being investment professionals as defined in Article 19 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “FPO”); (2) persons who fall within Article 49 of the FPO (“high net worth companies, unincorporated associations etc.”); or (3) any other persons to whom these documents and/or materials may lawfully be communicated. Any investment or investment activity to which this announcement or the Tender Offer Memorandum relate is available only to such persons or will be engaged only with such persons and other persons should not rely on it.

Russian Federation

Neither this announcement, the Tender Offer Memorandum or any other document or materials relating to the Tender Offer is an offer, or an invitation to make offers, to sell, exchange or otherwise transfer securities in the Russian Federation to or for the benefit of any Russian person or entity and does not constitute an advertisement or offering of securities in the Russian Federation within the meaning of Russian securities laws. Information contained in this announcement, the Tender Offer Memorandum or any other document or materials relating to the Tender Offer is not intended for any person in the Russian Federation who is not a “qualified investor” within the meaning of Article 51.2 of the Federal Law No. 39-FZ “On the Securities Market” dated 22 April 1996, as amended (a “Russian QI”) and must not be distributed or circulated into Russia or made available in Russia to any person who is not a Russian QI, unless and to the extent they are otherwise permitted to access such information under Russian law.

General

This announcement, the Tender Offer Memorandum and any related documents do not constitute an offer to buy or the solicitation of an offer to sell Notes in any circumstances in which such offer or solicitation is unlawful. If a jurisdiction requires the Tender Offer to be made by a licensed broker or dealer, and any of the Dealer Managers or any of their respective affiliates is such a licensed broker or dealer in such jurisdictions, the Tender Offer shall be deemed to be made by such Dealer Manager or such affiliate (as the case may be) on behalf of the Offeror in such jurisdiction.

In addition to the representations referred to above in respect of Belgium, the British Virgin Islands, France, Italy, the United Kingdom and the Russian Federation, each Noteholder participating in the Tender Offer will also be deemed to give certain representations in respect of the other jurisdictions referred to above and generally as set out in “Procedures for Tendering Notes” in the Tender Offer Memorandum. Any tender of Notes for purchase pursuant to the Tender Offer from a Noteholder that is unable to make these representations will not be accepted. Each of the Offeror, the Dealer Managers and the Information and Tender Agent reserves the right, in its absolute discretion, to investigate, in relation to any tender of Notes for purchase pursuant to the Tender Offer, whether any such representation given by a Noteholder is correct and, if such investigation is undertaken and as a result the Offeror determines (for any reason) that such representation is not correct, such tender of Notes shall not be accepted.

* * *

Mobile TeleSystems PJSC (“MTS” - NYSE:MBT; MOEX:MTSS) is the leading telecommunications group in Russia, Central and Eastern Europe.  We provide wireless Internet access and fixed voice, broadband and pay-TV to over 100 million customers who value high quality of service at a competitive price. Our wireless and fixed-line networks deliver best-in-class speeds and coverage throughout Russia, Ukraine, Armenia, Turkmenistan, Uzbekistan and Belarus. To keep pace with evolving customer demand, we continue to grow through innovative products, investments in our market-leading retail platform, mobile payment services, e-commerce and IT solutions. For more information, please visit: www.mtsgsm.com.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

* * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: June 15, 2016